Schering AG signs collaboration agreement to develop new optical method for breast cancer detection

Berlin, Germany, March 26, 2002; Schering AG (FSE: SCH, NYSE: SHR), announced today that it has signed a collaboration agreement with Imaging Diagnostic Systems, Inc (OTCBB: IMDS), Plantation, Florida, for the development of a new technique for improved breast cancer detection using contrast enhanced optical mammography.

Schering will contribute its new type of contrast agent (fluorescent dye) to the collaboration, while Imaging Diagnostic Systems proprietary Computed Tomography Laser Mammography (CTLM(R)) system will be used in Schering's upcoming clinical trials.

Optical mammography is based on the penetration of near-infrared (NIR) light into tissue. Because optical properties of different tissues in the breast are similar, the new fluorescent contrast agent developed by Schering, which accumulate in space occupying lesions such as breast cancer, has the potential to improve the sensitivity and specificity of unenhanced optical mammography. Its fluorescence light provides a unique signal that may allow for improved detection of these breast lesions.

Breast cancer is one of the leading causes of death in women. The development of optical mammography with a fluorescent dye could offer a minimally invasive, cost effective method of breast imaging to women who are difficult to assess because of dense breasts or who have an inconclusive X-ray mammogram. One aim of this new method is to drastically reduce breast biopsies that only show age related tissue changes but no breast cancer.

Furthermore, women with an increased genetic risk of breast cancer could potentially benefit from this new development. These women are at risk to develop breast cancer at a young age, and early and precise detection of the disease is vital for them. Optical mammography may offer a sensitive diagnosing and screening method for this patient group without the ionising radiation and discomfort associated with X-ray mammography.

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control & Hormone Therapy, Diagnostics & Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release as well as additional information about Schering AG - is available at www.schering.de/eng

For further information please contact:
Dr Friedrich von Heyl - Business Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Dr Florian Boehle - Pharma Communication:
Tel.: +49-30-468 114 32;
Fax: +49-30-468 167 10;
eMail: florian.boehle@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de